UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Change in Open Interest Balance of Derivatives

We hereby inform you that KT Corporation (the “Company” and NYSE symbol: KTC) has amended its position in derivatives. Details are as follows:

1.	Derivative product: Equity swap of common shares of KT Freetel Corporation.

2.	Open interest balance reported prior to change (a + b): Won 1,112,605 million.

(a)	Buying amount: Won 932,845 million.

(b)	Selling amount: 179,760 million.

3.	Change amount of derivative product contracted: decrease of Won 100,000 million.

(a)	Buying amount: decrease of Won 100,000 million.

(b)	Selling amount: none.

4.	Total amount of open interest balance following the change (a + b): Won 1,012,605 million.

(a)	Buying amount: Won 832,845 million.

(b)	Selling amount: 179,760 million.

5.	Reason for change: KT purchase of common shares of KT Freetel by the Company from Citigroup Global Markets Ltd.

6.	Date of relevant disclosure: the Company previously filed related Form 6-K with the Securities and Exchange Commission on August 12, 2003.

7.	Date of change: October 24, 2003.

Increase of Holding in KT Freetel

We hereby inform you that the Company’s holding in KT Freetel Corporation (“KT Freetel”) has increased. Details are as follows:

1.	Holding amount before acquisition: 85,361,325 common shares.

2.	Number of shares acquired: 4,278,763 common shares.

3.	Holding amount after acquisition: 89,640,088 common shares.

4.	Total amount invested: approximately Won 100,000 million.

5.	Ownership of KT Freetel after acquisition: 46.90%.

6.	Reason for change: the Company purchased common shares of KT Freetel from Citigroup Global Markets Ltd. on October 24, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2003

KT Corporation

By: /s/  Wha Joon Cho

Name: Wha Joon Cho

Title: Managing Director